Fuwei Films Announces Its Unaudited Financial Results for the First Quarter of 2011

First quarter revenue increases nearly 100 percent compared to previous year

-      Teleconference to be Held on May 11, 2011, at 8:00 a.m. EDT –

BEIJING, May 10, 2011 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announced its unaudited financial results for the first quarter of 2011 ended March 31, 2011.

Highlights
▪	Revenues were RMB 174.2 million or US$26.5 million, compared with RMB 88.5 million in the same period of 2010.

▪	Net income was RMB 23.6 million or US$3.6 million, compared with RMB 0.3 million in the same period of 2010.

▪	Basic and diluted earnings per share was RMB 1.81 or US$0.28, compared with RMB 0.02 in the same period of 2010.

▪	Cash and cash equivalents as of March 31, 2011 was RMB 181.9 million or US$27.7 million, compared with RMB 171.2 million as of December 31, 2010.

Mr. Xiaoan He, Chairman and CEO, said, “Fuwei Films had an excellent first quarter with significant revenue and net income growth.  We are particularly pleased that demand for our higher margin specialty products is growing.  We are also seeing increased demand for our products from other global regions like Europe and South Korea, and we will continue to commit to the products differentiation strategy.”

First Quarter of 2011 Results

Revenues were RMB 174.2 million or US$26.5 million, compared with RMB 88.5 million in the same period of 2010, which was an increase of RMB 85.7 million, or 96.9% compared with the first quarter of 2010.  The significant increase in sales was mainly due to the increase of average unit sales price together with higher volumes of specialty film sales.

Sales of specialty films in the first quarter of 2011 were RMB 39.9 million or US$6.1 million, or 22.9% of total revenues, compared with RMB 8.5 million or 9.6% of total revenues in the same period of 2010. The increased sales of specialty films were largely a result of higher demand for high value-added BOPET films following recovery from the global financial crisis.

The following is a breakdown of commodity and specialty film sales for the three-month periods ended March 31, 2011 and 2010 (amounts in thousands):

	Three-Month Period Ended
	March 31, 2011		% of Total	March 31, 2010	% of Total
	RMB	US$		RMB

Printing film	13,464	2,052	7.7%	9,286	10.5%
Stamping film	101,100	15,411	58.1%	57,683	65.2%
Metallization film	11,141	1,698	6.4%	7,705	8.7%
Specialty film	39,903	6,083	22.9%	8,532	9.6%
Base film for other applications	8,546	1,303	4.9%	5,250	5.9%

Total	174,154	26,547	100.0%	88,455	100.0%

Overseas sales during the three month ended March 31, 2011 were RMB 64.8 million or US$9.9 million, or 33.4% of total revenues, compared with RMB 11.3 million or 12.8% of total revenues in the same period of 2010. The increase in overseas sales was mainly due to increased sales prices as well as the recovery of overseas markets, resulting in the increase of demand in overseas market such as in Europe, North America, and South Korea.

The following is a breakdown of domestic versus overseas sales for the three-month periods ended March 31, 2011 and 2010 (amounts in thousands):
	Three-Month Period Ended
	March 31,2011		% of Total	March 31,2010	% of Total
	RMB	US$		RMB
Sales in China	109,367	16,672	66.6%	77,125	87.2%
Sales in other countries	64,787	9,876	33.4%	11,331	12.8%

Total	174,154	26,547	100.0%	88,455	100.0%

Gross profit was RMB 45.1 million or US$ 6.9 million for the first three months of 2011, compared with RMB 12.8 million in the same period of 2010. Gross margin was 25.9%, compared with 14.4% in the first quarter of 2010. This was mainly due to a significant increase in the average sales price of our products during the first quarter ended March 31, 2011 compared with the same period in 2010.

Operating expenses for the three months ended March 31, 2011 was RMB 15.7 million or US$2.4 million, compared with RMB 10.9 million in the first quarter of 2010. This increase was mainly due to increased R&D expense and freight costs associated with overseas sales.

Operating income for the first quarter of 2011 was RMB 29.4 million or US$4.5 million, compared with RMB 1.8 million in the same period of 2010.

Net income during the first three months of 2011 was RMB 23.6 million or US$3.6 million, compared with RMB 0.3 million in the first quarter of 2010.

Basic and diluted earnings per share was RMB 1.81 or US$0.28, compared with RMB 0.02 in the first quarter of 2010.

Total shareholders’ equity was RMB 576.2 million (US$87.8 million) as of March 31, 2011, compared with RMB 552.5 million as of December 31, 2010.

As of March 31, 2011, the Company had 13,062,500 basic and diluted total ordinary shares outstanding.

In addition, on May 5, 2011, the Company received notification from the Weifang State-owned Assets Operation Administration Company (the “Administration Company”), that the former controlling shareholders of the Company, Messrs. Jun Yin, Duo Wang and Tongju Zhou, had transferred their entire ownership in several intermediate holding companies to the Administration Company, Ms. Qing Liu and Mr. Zhixin Han.  As a result of the transfers, and based on the information provided by the Administration Company, the Company believes that 52.9% of its outstanding ordinary shares are controlled indirectly by the Administration Company and 12.55% of its outstanding ordinary shares are jointly controlled indirectly by Ms. Liu and Mr. Han.

Conference Call Information

The Company will host a teleconference on Wednesday, May 11, 2011, at 8:00 a.m. EDT / 8:00 p.m. Beijing time to discuss the financial results. To participate in the call, please dial +1-877-407-9205 in North America, or +1-201-689-8054 internationally, approximately 10 minutes prior to the scheduled start time.

A replay of the call can also be accessed via telephone by calling +1-877-660-6853 in North America, or +1-201-612-7415 internationally, and entering the following access codes: Account#: 286 and Conference ID: 371979. The replay will be available until June 11, 2011, at 11:59 p.m. EDT.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”). Shandong Fuwei develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Global Market; competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Amy Gao
Investor Relations Manager
Phone: +86-10-6852-2612
Email: fuweiIR@fuweifilms.com

In the U.S.:

Ms. Leslie Wolf-Creutzfeldt
Investor Relations
Grayling
Phone: +1-646-284-9472
Email: leslie.wolf-creutzfeldt@grayling.com

Financial Tables to Follow

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
(amounts in thousands except share and per share value)
(Unaudited)

	March 31, 2011		December 31, 2010
	RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents	181,852	27,721	171,227
Restricted cash	333	51	1,314
Accounts and bills receivable, net	33,363	5,086	25,482
Inventories	52,056	7,935	52,577
Advance to suppliers	12,450	1,898	10,974
Prepayments and other receivables	584	20	994
Deferred tax assets - current	1,594	243	1,344
Total current assets	282,233	42,954	263,912

Plant, properties and equipment, net	277,708	42,333	284,891
Construction in progress	175,669	26,778	197,193
Lease prepayments, net	20,440	3,185	20,570
Advanced to suppliers - long term	5,391	822	2,787
Goodwill	10,276	1,566	10,276
Long-term deposit	16,760	2,555	16,760
Deferred tax assets - non current	1,728	263	1,763

Total assets	790,204	120,455	798,152

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	155,000	23,628	142,000
Accounts payables	15,194	2,316	14,296
Advance from customers	19,270	2,937	37,291
Accrued expenses and other payables	13,538	2,064	20,993
Deferred tax liabilities	1,819	277	1,822
	204,821	31,222	216,402
Long-term loan	10,000	1,524	30,000

Total liabilities	214,821	32,746	246,402

Commitments and contingencies

Equity
Shareholders’ equity
Registered capital (of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)	13,323	2,031	13,323
Additional paid-in capital	311,907	47,546	311,907
Statutory reserve	35,195	5,365	35,195
Retained earnings	214,577	32,709	190,933
Cumulative translation adjustment	1,179	180	1,186
Total shareholders’ equity	576,181	87,831	552,544
Non-controlling interest	(798)	(122)	(794)
Total equity	575,383	87,709	551,750
Total liabilities and equity	790,204	120,455	798,152

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
	The Period End March 31,
	2011		2010
	RMB	US$	RMB

Net sales	174,154	26,547	88,455
Cost of sales	(129,018)	(19,667)	(75,689)

Gross profit	45,136	6,880	12,767

Operating expenses
Selling expenses	4,095	624	3,396
Administrative expenses	11,636	1,774	7,529
Total operating expenses	15,730	2,398	10,925

Operating income	29,405	4,482	1,842

Other income(expense)
- Interest income	551	84	14
- Interest expense	(2,299)	(350)	(1,618)
- Others income(expense), net	(104)	(16)	44

Total other income (expense)	(1,852)	(282)	(1,559)

Income before income tax	27,553	4,200	283

Income tax	3,913	596	19

Net Income	23,640	3,604	264

Net loss attributable to non-controlling interests	(4)	(1)	(36)
Net income attributable to the Company	23,644	3,604	300

Other comprehensive loss
- Foreign currency translation adjustments	(7)	(1)	(14)

Comprehensive income(loss) attributable to non-controlling interest	2	-	(36)
Comprehensive income attributable to the Company	23,632	3,603	286

Earnings per share, Basic and diluted	1.81	0.28	0.02

Weighted average number ordinary shares, Basic and diluted	13,062,500	13,062,500	13,062,500

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE -MONTH PERIOD ENDED MARCH 31, 2011 AND 2010
(amounts in thousands except share and per share value)
(Unaudited)
	Period Ended March 31, 2011		Period Ended March 31, 2010
	RMB	US$	RMB
Cash flow from operating activities
Net income including non-controlling interest	23,640	3,604	264
Adjustments to reconcile net income to net cash
provided by/ (used in)operating activities
- Depreciation of property, plant and equipment	8,917	1,359	9,707
- Amortization of intangible assets	113	17	113
- Deferred income taxes	(218)	(33)	19
- Bad debt expense	22	3	356
- Accounts receivable	(7,902)	(1,205)	(5,693)
- Inventories	521	79	(1,954)
- Advance to suppliers	(1,475)	(225)	262
- Prepaid expenses and other current assets	409	62	23
- Accounts payable	897	137	(130)
- Accrued expenses and other payables	(6,130)	(934)	(419)
- Advance from customers	(18,021)	(2,747)	3,075
- Tax payable	(1,254)	(191)	978

Net cash provided by/(used in) operating activities	(481)	(73)	6,599

Cash flow from investing activities
Purchases of property, plant and equipment	(1,717)	(262)	(1,469)
Restricted cash related to trade finance	977	149	2,650
Advanced to suppliers - non current	(2,604)	(397)	326
Amount decrease/(additional) in construction in progress	21,524	3,281	(663)

Net cash provided by investing activities	18,180	2,771	844

Cash flow from financing activities
Principal payments of short-term bank loans	(7,000)	(1,067)	(10,000)
Proceeds from short-term bank loans	-	-	10,000

Net cash used in financing activities	(7,000)	(1,067)	-

Effect of foreign exchange rate changes	(72)	193	18

Net increase in cash and cash equivalent	10,627	1,824	7,461

Cash and cash equivalent
At beginning of period	171,227	25,897	26,804
At end of period	181,852	27,721	34,265

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,299	350	2,045
Income tax paid	4,723	720	-